                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                            TD WATERHOUSE GROUP, INC.
                       (Name of Subject Company (Issuer))

                          TD WATERHOUSE HOLDINGS, INC.

                            THE TORONTO-DOMINION BANK

                            TD WATERHOUSE GROUP, INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   87236210 8
                      (CUSIP Number of Class of Securities)

                          CHRISTOPHER A. MONTAGUE, ESQ.
                            THE TORONTO-DOMINION BANK
                       P.O. BOX 1, TORONTO-DOMINION CENTRE
                            TORONTO, ONTARIO M5K 1A2
                                     CANADA
                                 (416) 982-8345

                                 WITH A COPY TO:

                               LEE MEYERSON, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

           Transaction valuation*            Amount of filing fee**
               $386,036,300.00                     $77,207.26

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 40,635,400 shares of common stock, par value $.01 per share (the "Shares") of TD Waterhouse Group, Inc. (the "Company"), at a purchase price of $9.50 per Share, net in cash. Such number of Shares represents 338,971,600 Shares outstanding as of October 16, 2001 (excluding for this purpose Shares issuable upon exchange of certain exchangeable preference shares issued by a Company subsidiary, which exchangeable preference shares are held by The Toronto-Dominion Bank and its subsidiaries), less the 298,336,200 Shares already owned by The Toronto-Dominion Bank.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid:  $77,207.26
                        Form or Registration No.:  SC TO-T
                        Filing Parties: TD Waterhouse Holdings, Inc.; The Toronto-Dominion Bank
                        Date Filed: October 17, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[X]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 3 TO SCHEDULE TO

      This Amendment No. 3 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO initially filed with the Securities and Exchange Commission on October 17, 2001 (as amended, the "Schedule TO") by The Toronto-Dominion Bank, a Canadian chartered bank ("Parent"), and TD Waterhouse Holdings, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of TD Waterhouse Group, Inc., a Delaware corporation (the "Company"), at $9.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2001 (the "Offer to Purchase") as supplemented by the Supplement thereto, dated October 31, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

ITEM 12.  EXHIBITS

      Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(1)(xxix)      Revised Instruction Letter to Participants of the TD Waterhouse
                  Holdings, Inc. 401(k) and/or Profit Sharing Plan

(a)(1)(xxx)       Letter to Participants in The Toronto-Dominion Bank Long Term
                  Capital Plan

(a)(1)(xxxi)      Letter to Participants in The Toronto-Dominion Bank Employee
                  Savings Plan

(a)(1)(xxxii)     Letter to Participants in the TDBFG Employee Future Builder
                  Savings Program

(g)               Letter to members of the IDA

                                   SIGNATURES


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE TORONTO-DOMINION BANK


                                    /s/ CHRISTOPHER A. MONTAGUE
                                    ------------------------------------
                                    Name:  Christopher A. Montague
                                    Title: Executive Vice President,
                                           General Counsel and Secretary


                                    TD WATERHOUSE HOLDINGS, INC.


                                    /s/ STEPHEN D. MCDONALD
                                    ------------------------------------
                                    Name:  Stephen D. McDonald
                                    Title: Deputy Chairman


                                    TD WATERHOUSE GROUP, INC.


                                    /s/ RICHARD H. NEIMAN
                                    ------------------------------------
                                    Name:  Richard H. Neiman, Esq.
                                    Title: Executive Vice President,
                                           General Counsel and Secretary



Date: November 5, 2001

                                  EXHIBIT INDEX

(a)(1)(xxix)    Revised Instruction Letter to Participants of the TD Waterhouse
                Holdings, Inc. 401(k) and/or Profit Sharing Plan

(a)(1)(xxx)     Letter to Participants in The Toronto-Dominion Bank Long Term
                Capital Plan

(a)(1)(xxxi)    Letter to Participants in The Toronto-Dominion Bank Employee
                Savings Plan

(a)(1)(xxxii)   Letter to Participants in the TDBFG Employee Future Builder
                Savings Program

(g)             Letter to members of the IDA